United States securities and exchange commission logo





                              April 12, 2021

       Ravi Thakran
       Chief Executive Officer
       Aspirational Consumer Lifestyle Corp.
       1 Kim Seng Promenade
       #18-07/12 Great World City
       Singapore 237994

                                                        Re: Aspirational
Consumer Lifestyle Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-254304

       Dear Mr. Thakran:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed on March 15, 2021

       Selected Definitions, page v

   1.                                                   Please provide
definitions for "Exchange Ratio" and "TAM" here or at another appropriate section.
       Why is Aspirational proposing the Business Combination?, page xiv

   2. Please revise to disclose the Aspirational board of directors did not obtain an opinion from an independent
investment banking firm or from an independent accounting firm that such initial business
combination with WUP is fair to the Company from a financial point of view.
 Ravi Thakran
FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 212, 2021 Page 2
Page
FirstName LastName
What are the U.S. federal income tax consequences of the Domestication?, page xx

3. The disclosure here and on page 168 suggests that it is intended that the Domestication qualify as an F Reorganization and that U.S. Holders of Aspirational Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication. You further state on page 168 that because the
         Domestication will occur immediately prior to any redemption of Aspirational Class A
         ordinary shares pursuant to the exercise of U.S. Holders    redemption
rights, U.S. Holders
         exercising such redemption rights will be subject to the potential tax consequences of the
         Domestication. As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14,
2011).
What conditions must be satisfied to complete the Business Combination?, page xxiv

4. Please revise to clarify the Minimum Trust Condition and the PIPE Investment Amount
         are conditions that must be satisfied or waived to complete the business combination.
Summary, page 1

5. We note your use of industry and market data here and throughout the prospectus derived from studies or reports prepared by third-parties, including IBIS, GAMA, Wall Street
         Equity Research, Capgemini Financial Services, McKinsey & Company, and Argus.
         Please revise to include the names and dates of these studies or reports. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that utilize industry or market data or relate to your competitive position within your industry.
6. Revise to define and include additional context for the use of the term "Net Promoter
         Score."
Parties to the Business Combination, page 13

7. Please revise to describe the Blockers who hold equity interests in WUP and are parties to the business combination.


Organizational Structure, page 23

8. Please revise the diagrams to clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Aspirational, existing shareholders of WUP, WUP Blockers, and the PIPE investors under both no and maximum redemption scenarios.
 Ravi Thakran
FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 312, 2021 Page 3
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FirstName LastName
Risk Factors
The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the
Court of Chancery of the State of Delaware, page 77

9.       You state here that "Notwithstanding the foregoing, the Proposed
Certificate of
         Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act."
         However, Section 12.2 of your proposed form of certificate of incorporation provides that federal district courts will be the sole and exclusive forum for Securities Act claims.
         Please revise your disclosure here and on page 303 to clarify that federal district courts will be the sole and exclusive forum for Securities Act claims or advise.
Background to the Business Combination, page 115

10.      We note your disclosure that Aspirational   s management team reviewed
over 100
         potential business combination targets and made contact with representatives of more than
         50 such potential combination targets to discuss the potential for a business combination transaction beginning in September 30, 2020 through December 1, 2020. However your disclosure in this section appears to focus almost exclusively on the WUP transaction.
         Please expand your discussion in this section to describe the process utilized to evaluate the 50 potential targets. You further disclose on page 126 that "the proposed Business
         Combination represents the best potential business combination for Aspirational based upon the process utilized to evaluate and assess other potential acquisition targets, and the
         Aspirational board of directors    belief that such processes had not
presented a better
         alternative." Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received.
         Your disclosure should clearly describe the reasons you did not further considered any alternative proposal and explain why Aspirational deems the business combination with
         WUP to be superior to available alternatives.
11. We note that on November 16, 2020, Aspirational's initial term sheet proposed a pre-
         transaction equity valuation of WUP of $1.785 billion, and on November 24, 2020,
         Aspirational proposed an increased pre-transaction equity value of $1.885 billion and an earnout in favor of WUP equityholders consisting of up to 9,000,000 shares in three equal tranches to be issuable upon the achievement of share price thresholds of $12.50, $15.00 and $17.50, respectively. Please revise to discuss why Aspirational increased WUP's pre-
         transaction equity value to $1.885 billion and proposed the earnount in favor of WUP equityholders.
12. In relation to your disclosure that Aspirational's board concluded that the Business
         Combination and the Merger Agreement are in the best interests of Aspirational and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of WUP was determined and approved. For example, we note your disclosure
         that WUP's enterprise value was based, in part, on Aspirational   s
management   s analysis
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FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 412, 2021 Page 4
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         of comparable companies in analogous markets (including asset intensive
         eCommerce/marketplace, transportation and travel platforms and consumer subscription, such as Vroom, Inc., Carvana Co., Opendoor Technologies Inc., Uber Technologies, Inc.,
         Lyft, Inc., Airbnb, Inc., Blade, Netflix Inc., Peloton Interactive, Inc., Spotify Technology
         S.A. and Chewy, Inc., and their public trading market valuations implying 2021 and 2022
         projected revenue multiples ranging from 2.1x     23.5x and 1.3x
17.1x, respectively
         (in all cases based on publicly available market data as of December 28, 2020)). Please revise your disclosure to provide more details regarding this analysis, including the valuations and other financial data related to these companies used to derive the ranges of their 2021 and 2022 projected revenue multiples, and explain how this analysis was applied to determine WUP's enterprise value. In addition, disclose the criteria used to select these companies.
13. We note the negotiations which occurred from December 1, 2020 through execution of the agreement on February 1, 2021 generally described on pages 118 - 124. Revise your description of this iterative process to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties' positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why Aspirational's board approved the initial business combination with WUP and recommended that it is in the "best interests of Aspirational and its shareholders." To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.
14. We note that throughout October and November 2020 various members of management or representatives of Aspirational and WUP participated in meetings to discuss the potential business combination transaction with WUP. Revise to clarify the members of management or representatives of Aspirational and WUP who participated in the referenced meetings.
Aspirational's Board of Directors' Reasons for the Business Combination, page
124

15. Clarify here that your independent directors, as members of the Aspirational board of directors, considered the terms of the initial business combination and related merger agreement and that you did not have a separate committee of independent directors to consider the initial business combination with WUP. We note your disclosure on page
         129.
Unaudited Prospective Financial Information of WUP, page 132

16. We note your disclosure regarding the financial projections provided by WUP's senior management to Aspirational. Please disclose, and quantify as appropriate, the material assumptions underlying these projections.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjusted to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 185
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FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 512, 2021 Page 5
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17. Revise to explain why pro forma adjustment (F) excludes WUP common interests subject to WUP awards.
18. Tell us why pro forma adjustment (F) assumes the vesting and exchange of all WUP
         Restricted Interests for shares of Class A common stock and the vesting and cash exercise of all Wheels Up Options for shares of Class A common stock. As part of your response explain how this pro forma adjustment is consistent with the planned treatment for restricted interests and options in the proposed business combination as described on pages 93-94 of your filing.
19. We note that pro forma adjustment (J) reflects WUP Profits Interests after conversion into
         Wheels UP PI Units, which will be exchangeable for 10,755,952 shares of Wheels Up
         Class A common stock. Tell us why the converted PI Units are considered non-
         controlling interests and how the amount for the pro forma adjustment was derived.
20. Revise to explain how the tax benefits to be retained through the Up-C structure were considered in pro forma adjustment (K). Reference is made to the description of this structure on page 23 of your filing.
WUP'S Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Impact of COVID-19, page 236

21. Disclosure in the risk factor section of your filing indicates that the initiatives and measures put in place to limit the spread of COVID-19 have added material costs to our business, including additional costs in connection with the implementation of our Wheels
         Up Safe Passage    program of enhanced safety, cleanliness and health
protocols and
         guidelines introduced in response to the outbreak of COVID-19.
Please expand MD&A
         to better explain the particular impact of COVID-19 on WUP   s
financial condition and
         operations. In addition, clarify WUP   s expectations for the future
impact of COVID-19
         and response to evolving events and how WUP is planning for COVID-19-related uncertainties. Refer to CF Disclosure Guidance Topics 9 and 9A.
Key Operating Metrics, page 239

22. From page 215 of your filing, we note that a decline in occupied flight hours is identified as corresponding with a reduction in flight revenue due to the COVID-19 pandemic. Tell us whether occupied flight hours is considered to be a key operating metric, and if so, include it as part of your disclosure here.


Results of Our Operations for the Year Ended December 31, 2020 Compared to the Year Ended
December 31, 2019, page 241

23.      Revise the discussion and analysis of WUP   s operating results to
better explain and
         quantify the causal factors that generated income statement variances between periods for
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FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 612, 2021 Page 6
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         which financial statements are presented. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items.
         Refer to Item 303 of Regulation S-K.
Critical Accounting Policies and Estimates
Equity-Based Compensation, page 252

24. We note that no compensation cost related to restricted interests issued by WUP has been recognized as the performance condition for these awards was not deemed probable of being achieved. However, based on the disclosure per page F-58, it appears that a transaction such as the proposed business transaction would result in the vesting of these awards. We also note that the vesting schedule for various equity-based compensation awards will be partially accelerated in connection with the proposed business combination. Tell us how the proposed business combination along with plans to accelerate the vesting of outstanding equity-based compensation awards will be accounted for with reference to the relevant guidance per FASB ASC 718-10.
25.      We note the disclosure regarding the process through which the fair
value of WUP   s
         common interests is determined. Provide us with an explanation for the differences between the value of common interests underlying recently granted equity-based compensation awards compared to the fair value implied by the proposed business combination. As necessary, include information regarding specific grants of equity-based compensation awards and their conversion as part of the planned transaction.
Management of Wheels Following the Business Combination, page 256

26. A number of the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time. Please revise the biographical descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. See Item 401(e) of Regulation S-K.
Audited Consolidated Financial Statements of Wheels Up Partners Holdings LLC
Note 2. Summary of Significant Accounting Policies
Segment Reporting, page F-29

27. We note the conclusion that WUP operates in a single operating and reportable segment, identified as private aviation services. However, we note that WUP also provides maintenance, repair, and overhaul facilities and services, sells flight management software subscriptions, and offers whole aircraft acquisitions and sales services. Provide us with an analysis supporting the determination that WUP has one operating and reportable segment pursuant to FASB ASC 280-10-50.
Revenue, page F-33

28. In flight arrangements where an independent third-party air carrier is responsible for
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FirstName
AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 712, 2021 Page 7
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         providing a flight to satisfy a performance obligation, disclosure on F-33 states that WUP acts as the principal rather than the agent. Please provide us with an analysis supporting this determination, including the specific factors considered in applying the guidance in FASB ASC 606-10-55-36 through 55-40.
29. We further note the identification of two types of contracts that result in WUP acting as the agent. These arrangements are identified as those where WUP acts as an intermediary ticketing agent for travel on Delta and when managed aircraft owners charter their own aircraft. Expand this disclosure to clearly explain how revenue is recorded in these agent transactions. Refer to FASB ASC 606-10-50-12(c).
(iii) Aircraft Management, page F-34

30. With regard to the reimbursement of recharge and recovery costs from aircraft owners under the aircraft management services agreement, we note disclosure on page F-35 indicating that recovery and recharge costs are passed back to owners at either cost or a predetermined margin. Clarify how WUP accounts for reimbursed costs under these types of agreements and provide reference to the relevant accounting guidance.
(iv) Other
Flight-Related Services, page F-35

31. We note that members and non-members have an option to request services, such as catering or ground transportation, for each flight and that these costs are passed through at cost or a predetermined margin. With reference to the relevant accounting guidance, explain how WUP accounts for these services.
Reclassifications, page F-36

32. Disclosure indicates that certain reclassifications have been made to prior years consolidated financial statements to conform to the current year presentation. Please expand this disclosure for more specificity with regard to these reclassifications.
Note 4. Revenue
Performance Obligations, page F-38

33. We note that the portfolio approach has been applied to contracts with similar performance obligations. Please clarify for us the nature of these contracts as it relates to the sources of revenue identified in the revenue accounting policy disclosure (i.e.
         memberships, flights, aircraft management and other).
Transaction Price, page F-38

34. Disclosure indicates that in cases where standalone selling prices are not directly observable, the residual estimation method is used. Tell us when WUP utilizes this method and how it met one of the criteria in FASB ASC 606-10-32-34(c). In addition, to
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AspirationalLastNameRavi  Thakran
              Consumer Lifestyle Corp.
Comapany
April       NameAspirational Consumer Lifestyle Corp.
       12, 2021
April 812, 2021 Page 8
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         the extent material, expand the disclosure to outline the reasons for use of this method and the types of contracts for which this method is used.
Note 5. Acquisitions, page F-40

35. Expand the qualitative description of the factors making up the goodwill recognized as part of the acquisition of Delta Private Jets, LLC. Refer to FASB ASC 805-30-50-1a.
Audited Financial Statements of Delta Private Jets, Inc.
Report of Independent Certified Public Accountants, page F-64

36. Please request that the auditor revise the penultimate paragraph to indicate that the basis provided for the audit opinion is reasonable. Refer to AU Section 508.08(g).
Exhibits

37. We note the disclosure on pages 247-249 regarding WUP's credit facilities, all of which appear to have debt outstanding that will be assumed by the combined company following the business combination. Please file copies of WUP's Amended 1st Credit Facility, 2nd
         Credit Facility, and 3rd Credit Facility as exhibits to your registration statement.
38. We note your disclosure on page 261 that the base salary for each named executive officer of WUP that is currently in effect will continue following the business combination,
         subject to the terms of each named executive officer   s employment
agreement and any
         adjustments made in connection with the compensation committee   s
annual review of the
         named executive officers    base salaries. Please file copies of WUP's
employment
         agreements with Kenny Dichter, Eric Jacobs, Jason Horowitz, Lee Applbaum as exhibits.
         Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
39.      We note your disclosure on page 47 regarding WUP's Commercial
Cooperation
         Agreement with Delta, including that if you are not able to provide the revised minimum amounts of in-kind benefits to Delta in any year starting in 2022, subject to any cure rights that you may agree upon with Delta, Delta will have the right to terminate the CCA and the other commercial agreements, which would have a material adverse effect on our business, results of operations and cash flows. Additionally, you have also included a description of your partnership with Delta in the summary section. Please file WUP's
         Commercial Cooperation Agreement with Delta as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b) of Regulation S-K. General

40. We note the various images on page 7 of your prospectus. Please revise to include narrative disclosure that clearly explains the context for the images. Please also tell us with a view toward disclosure whether the company obtained paid endorsements from the participants in the images. Additionally, please ensure that the graphics throughout the prospectus are accompanied by narrative disclosure that clearly explains the context
 Ravi Thakran
Aspirational Consumer Lifestyle Corp.
April 12, 2021
Page 9
      for the graphic. As another example, please revise to include additional context for the graphics on pages 4 and 5. For guidance, refer to Securities Act Forms Compliance and
      Disclosure Interpretations Question 101.02.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameRavi Thakran
                                                           Division of
Corporation Finance
Comapany NameAspirational Consumer Lifestyle Corp.
                                                           Office of Energy &
Transportation
April 12, 2021 Page 9
cc:       Christopher M. Barlow, Esq.
FirstName LastName